BIRCH MOUNTAIN RESOURCES LTD.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND
MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF
COMMON SHAREHOLDERS TO BE HELD ON JULY 8, 2004

The undersigned, being a common shareholder of Birch Mountain Resources Ltd. (the "Corporation"), hereby nominates, constitutes and appoints Douglas J. Rowe, President and Chief Executive Officer of the Corporation, or failing him, Donald L. Dabbs, Vice-President and Chief Financial Officer of the Corporation, or in the place and stead of the foregoing, , the true and lawful attorney and proxy of the undersigned to attend, to act and vote in respect of the common shares held by the undersigned at the annual general and special meeting of the common shareholders of the Corporation to be held on Thursday, July 8, 2004, and at any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this Instrument of Proxy in the following manner:

1.         To fix the board of directors at seven (7) members.

            ____ FOR ____ AGAINST

2.         The election as directors for the ensuing year of the nominees as a group named in the management information circular accompanying this Instrument of Proxy.

            ____ FOR ____ WITHHOLD

3.         The appointment of Meyers Norris Penny LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.

            ____ FOR ____ WITHHOLD

4.         To approve and adopt, with or without modification, the special resolution authorizing the Corporation to reduce its stated capital for the common shares as set forth in the management information circular accompanying this instrument of proxy.

            ____ FOR ____ AGAINST

5.         To approve and adopt, with or without modification, the ordinary resolution approving the Corporation's stock option plan dated May 7, 2004.

            ____ FOR ____ AGAINST

6.         To transact such other business as may properly come before the Meeting, or any adjournment or postponement thereof.

DATED this _______________ day of ____________________, 2004.

(Signature of Shareholder)

(Name of Shareholder)

(Number of Shares Voted)

A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names or may submit another appropriate instrument of proxy. Where a choice in respect of any matter to be acted upon is specified in this instrument of proxy, the common shares represented by this instrument of proxy, will be voted in accordance with such specifications. If no designation in favour of or against any matter set out above is made, the management designees, if named as proxy, will vote in favour of all matters set out herein. This instrument of proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters which may properly come before the Meeting.

This instrument of proxy is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the Corporation.

To be valid, this instrument of proxy must be received by the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than forty eight (48) hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, prior to the Meeting or any adjournment thereof.